Exhibit 3.1

P&F Industries, Inc.

(Amendment made to By-laws of P&F Industries, Inc. (as amended September 12, 2012) effective January 14, 2013)

Article III, Section 1 of the By-laws of P&F Industries, Inc. (as amended on September 12, 2012) has been amended and replaced with the following:

“Powers, Number, Qualification and Term. The property, affairs and business of the corporation shall be managed by its board of directors, consisting of eight persons; provided, however, that upon the election of the director at the corporation’s 2013 annual meeting of stockholders, the board of directors shall consist of six persons (and the term of any director who had previously been elected to serve in the class of directors whose term expires at the 2013 annual meeting of stockholders shall terminate at such time unless such director is re-elected at the 2013 annual meeting of stockholders). The directors shall be elected for three year terms to succeed those whose terms then expire. If a vacancy shall occur in any class, the director elected to fill that vacancy shall be elected for the remaining term of that class. The directors shall have the power at any time when a stockholders’ meeting is not in session to increase or decrease their own number by an amendment to these By-Laws. If the number of directors be increased, the additional directors shall be elected for such terms as shall maintain equality in the annual classes, as nearly as may be practicable. Vacancies created by an amendment increasing the number of directors may be filled like other vacancies by a majority of the directors in office at that time. If the number of directors be reduced, the terms of the directors remaining in office need not be changed, but the terms of the directors elected to succeed them shall be changed to the extent necessary to maintain equality in the annual classes, as nearly as may be practicable. The number of directors shall never be less than three. Directors need not be stockholders.”